Exhibit 99.1

SFC Letterhead

May 21, 2015

Dear Shareholder / Dividend Reinvestment Plan Participant:

We are pleased to announce enhancements to Stewardship Financial Corporation’s (the “Corporation” or “SFC”) Dividend Reinvestment Plan (the “DRP”).

The DRP is a dividend reinvestment and optional cash purchase plan for the Corporation’s common stock and has been in effect since May 18, 2010. The DRP, which is administered by Computershare Trust Company, N.A. (“Computershare”), provides registered shareholders an attractive alternative to traditional retail brokerage methods of purchasing, holding and selling shares of the Corporation’s common stock.

As further enhanced to date, the DRP contains a full array of features that include the ability to:

•	reinvest your dividends;
•	purchase shares on a one time basis, a periodic basis or a monthly recurring basis through an automatic withdrawal from your bank account.
•	sell shares daily including market order, limit order and good-til cancelled order sales.

No per share processing fees or transaction costs are charged to the shareholder for dividend reinvestment purchases or optional cash purchases made by check. A nominal transaction fee is charged to purchase shares through a recurring automatic withdrawal from your U.S. bank account or a one-time online bank debit. Participating shareholders pay per share processing fees and transaction costs upon future sales of their shares of SFC common stock. SFC pays costs of administering the DRP.

Participation in the DRP is voluntary and you may withdraw at any time. If you are a current DRP participant, no action is required by you if you wish to continue to participate in the DRP under the terms outlined in the Prospectus. The information contained in this letter is not complete regarding an investment in our shares of common stock under the DRP. We urge you to read the Corporation’s Prospectus dated May 21, 2015, including the documents incorporated therein by reference, which contains a summary description and material information regarding the DRP. The DRP prospectus is also available for viewing and you may enroll online at www.computershare.com/investor or on our website at www.asbnow.com under the Investor Relations section. You should rely only on the information contained in or incorporated by reference in the Prospectus. If you have any questions about the DRP and its optional cash purchase feature, or if you wish to receive a copy of the Prospectus or an Enrollment Form for participation, please call Computershare directly at (800) 368-5948.

We thank you for being a current SFC shareholder. We hope that you will find the DRP to be a convenient and efficient method of increasing your investment.

Sincerely,

Richard W. Culp	Paul Van Ostenbridge
Chairman	President and
Chief Executive Officer